December 31, 2014	Steven Kahn Chief Financial Officer and Treasurer d (212) 388-6870 f (212) 202-5063 s.kahn@unitedrealty.com www.urpa.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric McPhee

RE:	United Realty Trust Incorporated 10-K for the Year Ended December 31, 2013 Filed March 31, 2014 File No. 333-178651

Dear Mr. McPhee:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 19, 2014 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2013 (No. 333-178651), filed by United Realty Trust Incorporated (the “Company”) with the Commission on March 31, 2014 (the “Annual Report”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in Annual Report. The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response.

Form 10-K for the Year Ended December 31, 2013

Funds From Operations and Modified Funds From Operations, page 71

1.	We note that you provide a reconciliation of net loss to FFO and MFFO for the three months ended December 31, 2013. In future Exchange Act periodic filings please include the reconciliation for the periods covered in the consolidated statements of operations.

The Company advises the Staff that in future filings, the Company will provide a reconciliation of net loss to FFO and MFFO for the periods covered in the consolidated statements of operations.

United Realty

60 Broad Street, 34th Floor | New York, NY 10004 | 212.388.6800 | www.UnitedRealtyTrust.com

2.	In addition to above, we also note that you reconcile FFO from net loss attributable to United Realty Trust Incorporated, which excludes net income attributable to noncontrolling interest and appears to be inconsistent with NAREIT’s definition of FFO. Please revise in future filings to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

The Company advises the Staff that in future filings, the Company will reconcile net income (loss) to FFO as defined by NAREIT and FFO to the Company’s adjusted measure.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 77

3.	We note that you did not provide management’s report on internal control over financial reporting as of December 31, 2013. Please amend your filing to provide a report of management on your internal control over financial reporting to comply with Item 308 of Regulation S-K as of December 31, 2013. Refer to paragraph 1 of the Instructions to Item 308 of Regulation S-K.

The Company advises the Staff that the Company will amend the filing as requested and proposes to include the following additional language in Part II, Item 9A. of the amended filing:

“Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.”

Basis of Presentation and Summary of Significant Accounting Policies, page F-8

4.	Please tell us how your VIE disclosures comply with the requirement to present assets and liabilities of the VIE on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25.

United Realty

60 Broad Street, 34th Floor | New York, NY 10004 | 212.388.6800 | www.UnitedRealtyTrust.com

The Company advises the Staff that the Company has one joint venture investment in which it is considered to be the primary beneficiary pursuant to ASC 810-10. The Company notes that assets of the consolidated variable interest entity (“VIE”) can be used to settle obligations of the Company in addition to the consolidated VIE. The VIE’s mortgage is a non-recourse mortgage collateralized by the property owned by the VIE.  The Company has provided disclosure regarding the total assets and liabilities of the consolidated VIE in the Notes to the Consolidated Financial Statements under Note 2 - Basis of Presentation and Principles of Consolidation and additional details of the mortgage in Note 6 – Mortgage Notes Payable.  In future filings, the Company will expand the disclosure in Note 2 to indicate that assets of the consolidated VIE can be used to settle obligations of the Company in addition to the consolidated VIE and will add language to Note 6 to expand the description of the VIE’s mortgage note payable to indicate that the mortgage is non-recourse to the general credit of the Company. In addition, as of December 31, 2013, the assets of the VIE represented approximately 7% of total assets of the Company and the mortgage note payable of the VIE represented approximately 9% of total mortgage notes payable of the Company.  As of September 30, 2014 and December 31, 2014, the mortgage note payable of the VIE represented 5.8% and is expected to represent 4.4%, respectively, of total mortgage notes payable of the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 388-6870.

Yours truly,

/s/ Steven Kahn
Steven Kahn
Chief Financial Officer and Treasurer

United Realty

60 Broad Street, 34th Floor | New York, NY 10004 | 212.388.6800 | www.UnitedRealtyTrust.com